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MindWalk Appoints R. Scott Areglado as Chief Financial Officer to Strengthen Financial Leadership and Support Growth Strategy

AUSTIN, Texas - MindWalk Holdings Corp.™ (“MindWalk,” “Company,” “we” or “us”) (Nasdaq: HYFT), bio-native AI company today announces the appointment of industry veteran R. Scott Areglado as Chief Financial Officer (CFO), effective October 20, 2025.

“Scott’s extensive experience leading financial strategy for high-growth, publicly traded healthcare and technology companies makes him an ideal addition to our executive team,” said Dr. Jennifer Bath, MindWalk CEO. “His proven ability to strengthen financial systems, execute disciplined growth initiatives, and communicate effectively with the investment community will be instrumental as we scale our Bio-Native AI platform globally.”

Mr. Areglado brings more than 25 years of financial leadership experience across the healthcare, life sciences, and technology sectors, including extensive expertise in corporate finance, strategic planning, capital markets, and investor relations for publicly traded companies. He has a consistent record of strengthening financial operations, driving revenue growth, and supporting transformative transactions that deliver shareholder value.

Most recently, Mr. Areglado served as Chief Financial Officer of BrainsWay Ltd. (Nasdaq: BWAY), a global medical device leader in interventional psychiatry. There, he helped redefine corporate strategy and led eight consecutive quarters of revenue growth while enhancing financial discipline and transparency. He also expanded analyst coverage and investor engagement, strengthening the company’s capital market presence.

Before joining BrainsWay, Mr. Areglado was Chief Financial Officer at iCAD, Inc. (Nasdaq: ICAD), a medical technology company specializing in AI-driven cancer detection and therapy solutions. During his tenure, he successfully led multiple financings totaling more than $50 million, executed strategic partnerships, and supported a series of acquisitions that advanced the company’s product portfolio and market position.

Earlier in his career, Mr. Areglado held senior financial roles at AMICAS, Inc. (Nasdaq: AMCS) and several emerging growth technology companies, where he developed deep expertise in SEC reporting, M&A integration, and operational transformation. He began his career in public accounting and holds an MBA from Babson College and a BBA in Accounting from the University of Massachusetts Amherst.

Mr. Areglado added, “MindWalk represents a unique opportunity to apply data-driven financial leadership in support of an organization poised to redefine how AI is applied in life sciences. I am excited to join the team and help advance both our strategic and financial goals as we build long-term value for shareholders.”

Annual General Meeting Results and Board Update

MindWalk also announced the results of its 2025 Annual General Meeting of Shareholders, held on October 9, 2025. Each of Dr. Jennifer Bath, Jon Lieber, and Dirk Witters was elected to the Company’s Board of Directors, and Davidson & Company LLP was re-appointed as auditor for the ensuing fiscal year.

In accordance with the Company’s Majority Voting Policy, Mr. Kamil Isaev, having received approximately 32% of votes in favor and 68% withheld for his re-election, has tendered his resignation to the Board. The Board has accepted Mr. Isaev’s resignation, effective immediately, and wishes to thank him for his valuable contributions to MindWalk’s transformation into a Bio-Native AI leader.

MindWalk will file the complete voting results of the 2025 AGM on SEDAR+ and on Form 6-K with the U.S. Securities and Exchange Commission.

The Board is initiating a search process to fill the resulting vacancy and will provide an update once a successor has been appointed, consistent with the Company’s governance framework

About MindWalk

MindWalk is a Bio-Native AI company transforming drug discovery and development. Powered by patented HYFT® technology and the LensAI™ platform, MindWalk unifies sequence, structure, function, and literature into a single computational language and closes the loop with an integrated, full-stack wet lab. The platform supports rapid epitope mapping, de novo molecular design, in silico vaccine exploration, and population-scale biologics analytics that help turn insights into validated candidates at speed.

Investor Contact

Louie Toma, CPA, CFA

Managing Director, CoreIR

investors@mindwalkAI.com

Source: MindWalk Holdings Corp.